

February 5, 2024

Zou Junming Terence
Chief Executive Officer
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

>   **Re: Ryde Group Ltd**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed January 18, 2024**
>   **File No. 333-274283**

Dear Zou Junming Terence:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed January 18, 2024

Dilution, page 45

1.   Please clarify how you arrived at the 4,411,878 Class A Ordinary Shares issued in September 2023 in the last table on page 45. Based on your disclosures on page F-39, it appears the shares issued in September 2023 related to 38,251 shares issued to Meili Noteholders and 1,155,350 shares issued to a third party for a convertible loan. Please clarify or revise.

Compensation of Directors and Executive Officers, page 89

2.   Revise to update this discussion for the fiscal year ended December 31, 2023, consistent with Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 91. Refer to Item 7.B. of Form 20-F.

Zou Junming Terence
Ryde Group Ltd
February 5, 2024
Page 2

   Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services

cc: Meng Ding